UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER
000-53548

CUSIP NUMBER
399818202

(Check One):

[ ] Form 10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form  10-Q [ ] Form  10-D [  ] Form N-SAR [  ]Form N-CSR

For Period Ended:        March 31, 2021

[  ]  Transition  Report on Form  10-K
[  ]  Transition  Report  on Form  20-F
[  ]  Transition  Report on Form 11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Grow Capital, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2485 Village View Drive, Suite 180,
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

We are filing this extension in light of significant review and accounting work required in connection with the divestiture of certain assets during the period, the additional review and consolidation work involved in the common ownership presentation identified upon the acquisition of Pera, LLC and in order to provide more time for a final review of our financial statements and the notes to those statements by our independent registered public accounting firm, as set forth in more detail below in Part IV.

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Terry Kennedy	702	830-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes [  ] No

During the most recent quarter ended March 31, 2021 the Company divested operating assets held by subsidiary The Resort at Lake Selmac. During the quarter ended September 30, 2020, the Company completed the acquisition of a complementary operating business, Pera LLC, a Nevada limited liability company (“PERA”), following which PERA became a wholly owned subsidiary of the Company.  Upon the acquisition of PERA LLC, the Company identified certain common control entities, the operations of which are required to be included in our consolidated and combined quarterly financial statements from acquisition date forward. At the time of the acquisition of PERA LLC, the Company determined that Appreciation Financial LLC was the primary beneficiary of PERA LLC, and further, the Company determined that it has common ownership with Appreciation Financial LLC, as well as related entity Appreciation Rewards LLC. Reported operations for the three and nine months ended March 31, 2021 will include operations of our wholly owned subsidiaries Bombshell Technologies Inc. and PERA LLC, and its common control entities for the period from acquisition (August 19, 2020 through March 31, 2021).   As a result, we expect our results of operations to reflect substantially increased revenues and operating expenses, which are not able to be specifically quantified as at the date of this Notification of Late Filing.

Grow Capital, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2021	By:	/s/ Terry Kennedy
	Name: Title:	Terry Kennedy Chief Executive Officer

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